UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(RULE 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13D-2(A)

BROWNIE’S MARINE GROUP, INC.

(Name of Issuer)

Common Stock - $0.0001 Par Value

(Title of Class of Securities)

115867 202

(CUSIP Number)

ALEXANDER FRASER PURDON

5205 SW 83rd TERRACE, GAINESVILLE, FLORIDA 32608

(954) 648-7776

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 31, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐

CUSIP No. 115867202                                              13D                                              Page 2 of 5 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ALEXANDER PURDON
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF	7	SOLE VOTING POWER 2,384,590
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 2,384,590
WITH	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,384,590
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.05%(1)
14		TYPE OF REPORTING PERSON IN

(1)

The percentage of shares of Common Stock reported owned by the Reporting Person is based upon 13,986,924 shares of the Company’s Common Stock outstanding as of May 28th, 2014.

CUSIP No. 115867202                                              13D                                              Page 3 of 5 Pages

Item 1.

Security and Issuer.

This statement of beneficial ownership on Schedule 13D is filed with respect to the common stock, $0.0001 par value per share (the "Common Stock"), of Brownie’s Marine Group, Inc., a Nevada corporation (the "Company" or "Issuer"). The principal executive offices of Company are located at 940 N.W. 1st Street, Fort Lauderdale, Florida, 33311.

Item 2.

Identity and Background.

(a) through (f):

This statement of beneficial ownership on Schedule 13D is being filed by Alexander Purdon ("Purdon" or a "Reporting Party").

Alexander Purdon serves as Technical Manager of the Company.  The business address for the Reporting Party is 940 NW 1st St., Ft Lauderdale, Florida 33311.

The Reporting Party has not been, during the past five years, (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which had the result of him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Alexander Purdon is a citizen of the United Kingdom.

Item 3.

Source and Amount of Funds or Other Consideration.

Since March 8th 2012, the Issuer has agreed to pay the Reporting Person’s bonus compensation in restricted shares of common stock, in lieu of cash. The number of shares paid is based on the weighted average sale price per share reported on the OTC Markets during the period the bonus was earned.

Item 4.

Purpose of Transaction.

The acquisition of the securities of the Company was as the result of and in connection with the compensation package.

Except as otherwise set forth in this item 4, the Reporting Person has no present plans or proposals which relate to or would result in:

(i)

the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(ii)

an extraordinary corporate transaction; such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(iii)

a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(iv)

any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors;

(v)

 any material change in the present capitalization or dividend policy of the Issuer;

(vi)

any other material change in the Issuer's business or corporate structure;

CUSIP No. 115867202                                              13D                                              Page 4 of 5 Pages

(vii)

changes in the Issuer's Certificate of Incorporation, By-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(viii)

causing a class of securities of the Issuer to cease to be quoted on Over the Counter Bulletin Board;

(ix)

a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(x)

any action similar to any of those enumerated above.

Item 5.

Interest in Securities of the Issuer.

(a) and (b) As of May 28, 2014, the Reporting Person beneficially owned  2,384,590 shares of Common Stock, constituting to the best of his knowledge, 17.05% of the issued and outstanding shares of Common Stock. The Reporting Person has sole voting and dispositive power over 2,384,590 of the shares of Common Stock beneficially owned by him. Reference is made to Item 3 above.

(c) Except as otherwise disclosed herein, the Reporting Party has not effected any other transactions in the Common Stock during the past 60 days.

(d) and (e) Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in this statement, to the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of Company including, but not limited to, transfer of or voting of any of the securities of Company, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of Company.

CUSIP No. 115867202                                              13D                                              Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 28, 2014	By:	/s/ A. Fraser Purdon
ALEXANDER FRASER PURDON